                                                                  Exhibit (a)(1)

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Merchants Group, Inc.


In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 33 present fairly, in all material respects, the financial position of Merchants Group, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules appearing under Item 14(a)(2) on page 33 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Buffalo, New York
February 14, 2001

                              MERCHANTS GROUP, INC.
                              ---------------------

                           CONSOLIDATED BALANCE SHEET
                           --------------------------

                                 (in thousands)

                                                                 December 31,
                                                                 ------------
                                                                1999       2000
                                                              --------   --------
                               Assets
                               ------

Investments:
   Fixed maturities:
     Held to maturity at amortized cost                       $ 14,547   $ 12,874
     Available for sale at fair value                          182,082    183,283
   Preferred stock at fair value                                12,941     13,911
   Other long-term investments at fair value                       797      1,036
   Short-term investments                                        2,544      4,550
                                                              --------   --------
               Total investments                               212,911    215,654

Cash                                                                 2          5
Interest due and accrued                                         2,117      2,816
Premiums receivable, net of allowance for doubtful accounts
   of $431 in 1999 and $395 in 2000                             19,964     19,843
Deferred policy acquisition costs                               12,309     12,331
Ceded reinsurance balances receivable                            5,396     13,089
Prepaid reinsurance premiums                                     3,168      4,326
Deferred income taxes                                            6,002      6,263
Other assets                                                     7,654      7,537
                                                              --------   --------
               Total assets                                   $269,523   $281,864
                                                              ========   ========


        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.

                           CONSOLIDATED BALANCE SHEET

                (in thousands except share and per share amounts)

                                                                    December 31,
                                                                    ------------
                                                                 1999         2000
                                                               ---------    ---------
              Liabilities and Stockholders' Equity
              ------------------------------------
Liabilities:
   Reserve for losses and loss adjustment expenses             $ 133,526    $ 145,075
   Unearned premiums                                              49,616       50,857
   Demand loan                                                     1,025         --
   Payable to affiliate                                              618          608
   Other liabilities                                              15,351       15,202
                                                               ---------    ---------
                  Total liabilities                              200,136      211,742
                                                               ---------    ---------
Stockholders' equity:
   Common stock, $.01 par value, authorized 10,000,000
     shares, issued and outstanding 2,595,852 shares at
     December 31, 1999 and 2,430,752 shares at
     December 31, 2000                                                32           32
   Additional paid in capital                                     35,680       35,680
   Treasury stock, 646,000 shares at December 31, 1999
       and 811,100 shares at December 31, 2000                   (13,139)     (16,063)
   Accumulated other comprehensive loss                           (1,188)        (875)
   Accumulated earnings                                           48,002       51,348
                                                               ---------    ---------
                  Total stockholders' equity                      69,387       70,122
                                                               ---------    ---------
Commitments and contingencies                                       --           --
                  Total liabilities and stockholders' equity   $ 269,523    $ 281,864
                                                               =========    =========


        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (in thousands except per share amounts)

                                                            Year ended December 31,
                                                            -----------------------
                                                         1998         1999        2000
                                                       ---------    ---------   ---------
Revenues:
   Net premiums earned                                 $  93,540    $  94,775   $  94,259
   Net investment income                                  13,277       13,147      13,903
   Net realized investment gains (losses)                     (2)          60         109
   Other revenues                                            153          434         355
                                                       ---------    ---------   ---------
       Total revenues                                    106,968      108,416     108,626
                                                       ---------    ---------   ---------
Expenses:
   Net losses and loss adjustment expenses                65,234       66,086      71,374
   Amortization of deferred policy acquisition costs      24,788       25,115      24,979
   Other underwriting expenses                             8,173        6,801       5,266
                                                       ---------    ---------   ---------
       Total expenses                                     98,195       98,002     101,619
                                                       ---------    ---------   ---------
Income before income taxes                                 8,773       10,414       7,007
Income tax provision                                       2,850        3,621       2,668
                                                       ---------    ---------   ---------
       Net income                                      $   5,923    $   6,793   $   4,339
                                                       =========    =========   =========
Earnings per share:
    Basic                                              $    2.05    $    2.48   $    1.75
                                                       =========    =========   =========
    Diluted                                            $    2.04    $    2.48   $    1.74
                                                       =========    =========   =========
Weighted average number of shares outstanding:
   Basic                                                   2,895        2,738       2,485
   Diluted                                                 2,904        2,743       2,487











        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                 (in thousands)

                                                   Year ended December 31,
                                                -----------------------------
                                                  1998       1999       2000
                                                -------    -------    -------
Net income                                      $ 5,923    $ 6,793    $ 4,339
                                                -------    -------    -------
Other comprehensive income (loss) before tax:
    Unrealized gains (losses) on securities         185     (3,540)       482
    Reclassification adjustment
           for gains and losses included
           in net income                            (15)       (37)      (100)
                                                -------    -------    -------
Other comprehensive income (loss) before tax        170     (3,577)       382
Income tax provision (benefit) related to
    items of other comprehensive income              58     (1,216)        69
                                                           -------    -------
Other comprehensive income (loss)                   112     (2,361)       313
                                                -------    -------    -------
Comprehensive income                            $ 6,035    $ 4,432    $ 4,652
                                                =======    =======    =======


        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.


            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     (in thousands except per share amounts)

                                                            Year ended December 31,
                                                       --------------------------------
                                                         1998        1999        2000
                                                       --------    --------    --------
Common stock:
    Beginning and end of year                          $     32    $     32    $     32
                                                       --------    --------    --------
Additional paid in capital:
    Beginning of year                                    35,455      35,511      35,680
    Exercise of common stock options                         56         169        --
                                                       --------    --------    --------
    End of year                                          35,511      35,680      35,680
                                                       --------    --------    --------
Treasury stock:
    Beginning of year                                    (5,906)     (7,097)    (13,139)
    Purchase of treasury shares                          (1,191)     (6,042)     (2,924)
                                                       --------    --------    --------
    End of year                                          (7,097)    (13,139)    (16,063)
                                                       --------    --------    --------
Accumulated other comprehensive income (loss):
    Beginning of year                                     1,061       1,173      (1,188)
    Other comprehensive income (loss)                       112      (2,361)        313
                                                       --------    --------    --------
    End of year                                           1,173      (1,188)       (875)
                                                       --------    --------    --------
Accumulated earnings:
    Beginning of year                                    36,820      42,164      48,002
    Net income                                            5,923       6,793       4,339
    Cash dividends ($.20/share in
    1998, $.35/share in 1999 and $.40/share in 2000)       (579)       (955)       (993)
                                                       --------    --------    --------
    End of year                                          42,164      48,002      51,348
                                                       --------    --------    --------
                 Total stockholders' equity            $ 71,783    $ 69,387    $ 70,122
                                                       ========    ========    ========


        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (in thousands)

                                                                      Year ended December 31,
                                                                      -----------------------
                                                                  1998         1999         2000
                                                               ---------    ---------    ---------
Cash flows from operations:
     Collection of premiums                                    $  94,121    $  95,612    $  94,497
     Payment of losses and loss adjustment expenses              (69,198)     (65,455)     (67,625)
     Payment of underwriting expenses                            (32,159)     (33,381)     (30,643)
     Investment income received                                   13,220       13,141       12,949
     Investment expenses paid                                       (341)        (381)        (387)
     Income taxes paid                                            (1,501)      (3,064)      (2,436)
     Other cash receipts                                             157          388          209
                                                               ---------    ---------    ---------
         Net cash provided by operations                           4,299        6,860        6,564
                                                               ---------    ---------    ---------
Cash flows from investing activities:
     Proceeds from fixed maturities sold or matured               95,217       98,624       70,453
     Purchase of fixed maturities                                (97,733)    (100,385)     (68,326)
     Net increase in preferred stock                                --         (2,977)      (1,491)
     Net increase in other long-term investments                    (101)         (62)        (239)
     Net (increase) decrease in short-term investments            (1,810)       3,736       (2,006)
     Disposition of equipment                                       --            696         --
                                                               ---------    ---------    ---------
         Net cash used in investing activities                    (4,427)        (368)      (1,609)
                                                               ---------    ---------    ---------
Cash flows from financing activities:
     Settlement of affiliate balances                              1,848         (703)         (10)
     Proceeds (repayment) of demand loan                            --          1,025       (1,025)
     Purchase of treasury stock                                   (1,191)      (6,042)      (2,924)
     Proceeds from exercise of common stock options                   56          169         --
     Cash dividends                                                 (579)        (955)        (993)
                                                               ---------    ---------    ---------
         Net cash provided by (used in) financing activities         134       (6,506)      (4,952)
                                                               ---------    ---------    ---------
     Increase (decrease) in cash                                       6          (14)           3
Cash, beginning of year                                               10           16            2
                                                               ---------    ---------    ---------
Cash, end of year                                              $      16    $       2    $       5
                                                               =========    =========    =========

        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

         RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATIONS

                                 (in thousands)

                                                           Year ended December 31,
                                                           -----------------------
                                                         1998        1999        2000
                                                       --------    --------    --------
Net income                                             $  5,923    $  6,793    $  4,339

Adjustments:
     Depreciation and amortization                         (123)       (143)       (642)
     Net realized investment (gains) losses                   2         (60)       (109)

(Increase) decrease in assets:
     Interest due and accrued                               (65)       (194)       (699)
     Premiums receivable                                    455         665         121
     Deferred policy acquisition costs                      207          81         (22)
     Ceded reinsurance balances receivable                1,391       4,345      (7,693)
     Prepaid reinsurance premiums                           242        (539)     (1,158)
     Deferred income taxes                                1,206         270        (331)
     Other assets                                           154      (1,432)        117

Increase (decrease) in liabilities:
     Reserve for losses and loss adjustment expenses     (4,520)     (3,159)     11,549
     Unearned premiums                                   (1,024)        234       1,241
     Other liabilities                                      451          (1)       (149)
                                                       --------    --------    --------
          Net cash provided by operations              $  4,299    $  6,860    $  6,564
                                                       ========    ========    ========














        The accompanying notes are an integral part of these consolidated financial statements.

                              MERCHANTS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements of Merchants Group, Inc. (the "Company") include the accounts of the Company, its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc. ("MNH"), and M.F.C. of New York, Inc., an inactive premium finance company which is a wholly-owned subsidiary of MNH. MNH is a stock property and casualty insurance company domiciled in the state of New Hampshire. MNH offers property and casualty insurance to preferred risk individuals and small to medium sized businesses in the northeast United States, primarily in New York, New Hampshire and New Jersey where a majority of its policies are written. As a holding company, the Company has had no operations.

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") which differ in some respects from those followed in reports to insurance regulatory authorities. In its Annual Statement filed with regulatory authorities, MNH reported policyholders' surplus of $53,278,000 and $50,607,000 at December 31, 1999 and 2000, respectively. MNH's net income as reported in its Annual Statement was $7,367,000 in 1998, $7,141,000 in 1999 and $3,981,000 in
     2000. All significant intercompany balances and transactions have been eliminated.

     The National Association of Insurance Commissioners has published the "Accounting Practices and Procedures Manual effective January 1, 2001" (the "Codification"). This publication codifies statutory accounting principles effective as of that date. The Codification has been adopted by the New Hampshire Insurance Department. MNH must follow the statutory accounting guidance contained in the Codification when preparing its 2001 statutory financial statements. The statutory accounting principles prescribed by the Codification vary in certain instances from those used by MNH to prepare its Annual Statement at December 31, 2000 as filed with regulatory authorities. The Company estimates that had MNH followed the statutory accounting principles contained in the Codification when preparing its 2000 Annual Statement, policyholders' surplus at December 31, 2000 would have increased by approximately $5,300,000. There would have been no material effect on MNH's 2000 net income.

     The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     Certain prior year balances have been reclassified to conform with 2000 presentation.

     INVESTMENTS

     The Company has classified its investments in fixed maturities as either held to maturity or available for sale. Fixed maturities classified as held to maturity are presented at amortized cost and consist of debt securities that management intends and has the ability to hold until maturity. Fixed maturities classified as available for sale are presented at fair value and consist of debt securities that management may not hold until maturity. All preferred stocks are classified as available for sale and are presented at fair value. The net aggregate unrealized gain or loss, net of applicable income taxes, related to fixed maturities and preferred stock classified as available for sale is included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

     Fixed maturities include mortgage backed and asset backed securities which are valued using the interest method. The Company estimates prepayments utilizing published data when applying the interest method. Periodic adjustments to prepayment assumptions are credited or charged to investment income.

     Other long-term investments include collateralized mortgage obligation residuals, carried at unpaid principal balances which do not vary significantly from fair value. Short-term investments, consisting primarily of money market mutual funds, have original maturities of three months or less and are carried at cost, which approximates fair value. Realized gains and losses on the sale of investments are based on the cost of the specific investment sold.

     NET PREMIUMS EARNED

     Premiums are recorded as revenue ratably over the terms of the policies written (principally one year). Unearned premiums are calculated using a monthly pro rata method.

     DEFERRED POLICY ACQUISITION COSTS

     Policy acquisition costs, such as commissions (net of reinsurance commissions), premium taxes and certain other underwriting expenses which vary directly with premium volume are deferred and amortized over the terms of the related insurance policies. Deferred policy acquisition costs do not exceed estimated recoverable amounts after allowing for anticipated investment income.

     REINSURANCE

     Reinsurance assumed from business written through state reinsurance facilities has been reflected in unearned premiums, loss reserves, premiums earned and losses incurred based on reports received from such facilities. Ceded reinsurance premiums, losses and ceding commissions are netted against earned premiums, losses and commission expense, respectively.

     RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     Liabilities for unpaid losses and loss adjustment expenses ("LAE") are estimates of future payments to be made to settle all insurance claims for reported losses and estimates of incurred but not reported losses based upon past experience modified for current trends. With the exception of workers' compensation losses, loss reserves are not discounted. Estimated amounts of salvage and subrogation on paid and unpaid losses are deducted from the liability for unpaid claims. The estimated liabilities may be more or less than the amount ultimately paid when the claims are settled. Management and the Company's independent consulting actuary regularly review the estimates of reserves needed and any changes are reflected in current operating results.

     The Company discounts its liability for workers' compensation case reserves on a tabular basis, using the National Council on Compensation Insurance Workers' Compensation Statistical Plan Table III A at a rate of 3.5%. The amount of discount at December 31, 1999 and 2000 is $8,492,000 and $7,170,000, respectively. Reserves for losses incurred but not reported and for LAE are not discounted.

     Structured settlements have been negotiated for claims on certain insurance policies. Structured settlements are agreements to provide periodic payments to claimants, and are funded by annuities purchased from various life insurance companies. The Company remains primarily liable for payment of these claims. Accordingly, a liability and a corresponding deposit in the amount of $6,456,000 and $6,699,000 at December 31, 1999 and 2000,
     respectively, are recorded in the Company's consolidated balance sheet.

     INCOME TAXES

     The Company and its wholly-owned subsidiary file a consolidated federal income tax return. The Company follows the asset and liability approach to account for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

     OTHER FINANCIAL INSTRUMENTS

     The fair values of the Company's other financial instruments, principally premiums receivable and certain non-insurance related liabilities, do not vary significantly from the amounts assigned in these financial statements.

2.   RELATED PARTY TRANSACTIONS

     The Company and MNH have no paid employees. Under a management agreement Merchants Mutual Insurance Company ("Mutual"), which owns 10.5% of the Company's outstanding common stock at December 31, 2000, provides the Company and MNH with the facilities, management and personnel required to manage their day-to-day business. All underwriting, administrative, claims and investment expenses incurred on behalf of Mutual and MNH are shared on an allocated cost basis, determined as follows: for underwriting and administrative expenses, the respective share of total direct premiums written for Mutual and MNH serves as the basis of allocation; for claims expenses, the average number of outstanding claims is used; investment expenses are shared based on each company's share of total invested assets. MNH also pays an annual management fee of $50,000 to Mutual. On July 23, 1998, the Company gave notice to Mutual of its intent to terminate the management agreement under its terms, which termination is effective five years after the date of notice.

     MNH's agents are also licensed to sell Mutual's products. The agents are informed of the underwriting criteria of each company as well as the classes of business that are acceptable to each company. Underwriters review each application submitted by an agent to determine which company's underwriting criteria the risk meets and then issue a policy in the appropriate company. The payable to or receivable from Mutual is non-interest bearing and represents the net of premiums collected and loss and operating expense payments made by Mutual on behalf of MNH. This balance is settled in cash on a monthly basis.

3.   INVESTMENTS

     INVESTMENTS IN FIXED MATURITIES AND PREFERRED STOCKS

     The amortized cost and estimated fair values of investments in fixed maturities held to maturity and available for sale and the cost and estimated fair value of preferred stocks are as follows:

                                    Amortized    Gross     Gross
                                      Cost/   Unrealized Unrealized  Estimated
                                      Cost       Gains     Losses   Fair Value
                                    --------   --------   --------   --------
                                                 (in thousands)
     December 31, 1999
     -----------------
     Fixed maturities:

     Held to maturity
     ----------------
     U.S. Treasury securities and
          obligations of U.S.
          government corporations
          and agencies              $  1,647   $   --     $     45   $  1,602
     Mortgage and asset backed
          securities                  12,900        213         10     13,103
                                    --------   --------   --------   --------
             Total                  $ 14,547   $    213   $     55   $ 14,705
                                    ========   ========   ========   ========
     Available for sale
     ------------------

     U.S. Treasury securities and
          obligations of U.S.
          government corporations
          and agencies              $ 26,372   $   --     $    356   $ 26,016
     Obligations of states and
          political subdivisions      15,940         79         37     15,982
     Corporate securities             46,459         30        256     46,233
     Mortgage and asset backed
          securities                  94,438        134        721     93,851
                                    --------   --------   --------   --------
             Total                  $183,209   $    243   $  1,370   $182,082
                                    ========   ========   ========   ========
     Preferred stocks               $ 13,082   $     73   $    214   $ 12,941
                                    ========   ========   ========   ========

                                    Amortized    Gross     Gross
                                      Cost/   Unrealized Unrealized  Estimated
                                      Cost       Gains     Losses   Fair Value
                                    --------   --------   --------   --------
                                                (in thousands)
     December 31, 2000
     -----------------
     Fixed maturities:

     Held to maturity
     ----------------
     Mortgage and asset backed
        securities                  $ 12,874   $    702   $   --     $ 13,576
                                    ========   ========   ========   ========

         Available for sale
         ------------------
     U.S. Treasury securities and
        obligations of U.S.
        government corporations
        and agencies                $ 43,883   $    215   $     43   $ 44,055
     Obligations of states and
        political subdivisions        16,074        133       --       16,207
     Corporate securities             56,219        369      1,127     55,461
     Mortgage and asset backed
        securities                    67,216        441         97     67,560
                                    --------   --------   --------   --------
             Total                  $183,392   $  1,158   $  1,267   $183,283
                                    ========   ========   ========   ========

     Preferred stocks               $ 14,611   $     57   $    757   $ 13,911
                                    ========   ========   ========   ========

    The amortized cost and fair value of fixed maturities by expected maturity at December 31, 2000 are shown below. Mortgage and asset backed securities are distributed in the table based upon management's estimate of repayment periods. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                                Estimated Fair
                                                                   Amortized Cost                    Value
                                                                  ----------------              --------------
                                                                                  (in thousands)
         Held to maturity
         ----------------
         Due in one year or less                                      $       -                    $       -
         Due after one year through five years                            5,197                        5,480
         Due after five years through ten years                           7,677                        8,096
         Due after ten years                                             -                                 -
                                                                      ---------                    ---------
                 Total                                                $  12,874                    $  13,576
                                                                      =========                    =========

         Available for sale
         ------------------
         Due in one year or less                                      $  78,174                    $  78,181
         Due after one year through five years                           76,649                       76,630
         Due after five years through ten years                          26,975                       26,885
         Due after ten years                                              1,594                        1,587
                                                                      ---------                     --------
                 Total                                                $ 183,392                     $183,283
                                                                      =========                     ========



     Discount and premium pertaining to collateralized mortgage obligations are amortized over the securities' estimated redemption periods using the effective interest method. Yields used to calculate premium or discount are adjusted for prepayments quarterly.

     Fixed maturities with a par value of $1,900,000 were on deposit at December 31, 2000 with various state insurance departments in compliance with applicable insurance laws.

     Proceeds from sales of available for sale fixed maturity securities and preferred stocks and gross realized gains and losses related to such sales are as follows:

                                Year ended December 31,
                             ---------------------------
                               1998     1999      2000
                             -------   -------   -------
                                   (in thousands)
     Proceeds from sales     $ 9,955   $16,968   $ 5,555
     Gross realized gains          1        76       109
     Gross realized losses         3        16      --

     NET INVESTMENT INCOME

     Net investment income consists of:

                                   Year ended December 31,
                                   -----------------------
                                  1998      1999      2000
                                 -------   -------   -------
                                        (in thousands)
     Fixed maturities            $12,236   $12,118   $12,718
     Short-term investments          513       464       404
      Other                          869       946     1,168
                                 -------   -------   -------
    Total investment income       13,618    13,528    14,290
      Investment expenses            341       381       387
                                 -------   -------   -------
         Net investment income   $13,277   $13,147   $13,903
                                 =======   =======   =======

4    REINSURANCE

     MNH follows the customary practice of reinsuring a portion of the exposure under its policies. Insurance is ceded principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of coverage provided by its policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance ceded.

     The effect of reinsurance on premiums written and earned for the years ended December 31, 1998, 1999 and 2000 is as follows:

                                    1998                          1999                        2000
                          -----------------------      ------------------------      ---------------------
                          Premiums       Premiums      Premiums        Premiums      Premiums     Premiums
                          Written         Earned        Written         Earned        Written      Earned
                          -------         -------       ---------       -------       ---------   --------
                                                      (in thousands)
      Direct              $98,956         $99,556        $100,227       $99,943        $107,234  $105,919
      Assumed                 844           1,267           1,612         1,663             640       714
      Ceded                (7,042)         (7,283)         (7,369)       (6,831)        (13,532)  (12,374)
                          -------         -------       ---------       -------       ---------   --------
       Net Premiums       $92,758         $93,540       $  94,470       $94,775       $  94,342   $94,259
                          =======         =======       =========       =======       =========   =======

     As a result of the reinsurance agreements maintained by MNH, MNH is exposed to certain credit risk if one or more of its primary reinsurers were to become financially unstable. As of December 31, 2000, MNH has recognized amounts to be recovered from its primary reinsurers related to ceded losses and ceded unearned premiums totaling $11,115,000. MNH generally does not require collateral for reinsurance recoverable.

5.   RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the reserve for losses and LAE is summarized as follows:

                                                                1999        2000
                                                             ---------    ---------
                                                                  (in thousands)
     Reserve for losses and LAE at beginning of year         $ 136,685    $ 133,526
         Less reinsurance recoverables                           9,816        6,026
                                                             ---------    ---------
         Net balance at beginning of year                      126,869      127,500
                                                             ---------    ---------

     Provision for losses and LAE for claims occurring in:

         Current year                                           69,835       69,946
         Prior years                                            (3,749)       1,428
                                                             ---------    ---------
                                                                66,086       71,374
                                                             ---------    ---------

     Loss and LAE payments for claims occurring in:

         Current year                                           28,330       26,655
         Prior years                                            37,125       40,970
                                                             ---------    ---------
                                                                65,455       67,625
                                                             ---------    ---------


     Reserve for losses and LAE at end of year, net            127,500      131,249
         Plus reinsurance recoverables                           6,026       13,826
                                                             ---------    ---------
         Balance at end of year                              $ 133,526    $ 145,075
                                                             =========    =========

     In 1999, the Company decreased its reserves for prior years by $3,749,000 primarily due to favorable loss experience related to workers' compensation policies. In 2000, the Company increased its reserves for prior years by $1,428,000 primarily due to unfavorable loss experience related to its automobile and workers' compensation policies.

6.   DEMAND LOAN

     During 1999, the Company arranged for a $2,000,000 unsecured credit facility from a bank. Any borrowings under this facility are payable on demand and carry an interest rate which can be fixed or variable and is negotiated at the time of each advance. This facility is available for general working capital purposes and for repurchases of the Company's common stock.

7.   INCOME TAXES

     The provision (benefit) for income taxes consists of:

                                                                       Year ended December 31,
                                                             ----------------------------------------
                                                              1998                1999          2000
                                                            ---------            -------       ------
                                                                             (in thousands)
    Current                                                  $  1,643            $ 3,351       $ 2,999
    Deferred                                                    1,207                270         (331)
                                                            ---------            -------       ------
    Total income tax provision                               $  2,850            $ 3,621       $ 2,668
                                                             ========            =======       =======

     A reconciliation of the difference between the Company's total income tax provision and that calculated using statutory income tax rates is as follows:

                                            Year ended December 31,
                                         ------------------------------
                                           1998      1999       2000
                                         -------    -------    -------
                                                (in thousands)
     Computed provision at
          statutory rate                 $ 2,983    $ 3,541    $ 2,382
     Adjustments:
          State income taxes, net of
               federal effect                340        495        640
          Tax-exempt investment income      (393)      (298)      (214)
          Dividend exclusion                (128)      (150)      (208)
           Other items                        48         33         68
                                         -------    -------    -------
     Total income tax provision          $ 2,850    $ 3,621    $ 2,668
                                         =======    =======    =======

     Deferred tax (liabilities) assets are comprised of the following:

                                                 December 31,
                                             --------------------
                                               1999        2000
                                             --------    --------
                                                 (in thousands)
     Deferred policy acquisition costs       $ (4,185)   $ (4,458)
      Other                                      (277)       (520)
                                             --------    --------
     Total deferred tax liabilities            (4,462)     (4,978)
                                             --------    --------

     Discounting of reserve for losses and
          loss adjustment expenses              6,425       7,149
     Unearned premiums                          3,159       3,164
     Unrealized investment losses                 612         542
     Other                                        268         386
                                             --------    --------
     Total deferred tax assets                 10,464      11,241
                                             --------    --------
          Net deferred income taxes          $  6,002    $  6,263
                                             ========    ========

     Although realization is not assured, based upon the evidence available the Company believes that it is more likely than not that the net deferred income tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are not achieved.

8.   STOCKHOLDERS' EQUITY

     DIVIDENDS

     The Company depends on dividends from its subsidiary, MNH, to pay cash dividends to its stockholders and to meet its expenses. MNH is subject to New Hampshire state insurance laws which restrict its ability to pay dividends without the prior approval of state regulatory authorities. These restrictions limit dividends to those that, when added to all other dividends paid within the preceding twelve months, would not exceed 10% of an insurer's policyholders' surplus as of the preceding December 31. The maximum amount of dividends that MNH could pay during any twelve-month period ending in 2001, without the prior approval of the New Hampshire Insurance Commissioner, is $5,061,000.

     STOCK OPTION PLANS

     The Company's stock option plan (the "Plan"), which reserved 200,000 shares of common stock for issuance to the Company's and MNH's officers and key employees of the Company's affiliate, Mutual, expired in 1996. Under the Plan, qualified and non-qualified stock options were granted at amounts not less than the fair market value of the Company's stock on the date of grant. Options granted under the Plan have a 10 year life and may be exercised in cumulative annual increments of 25% commencing one year from the date of grant.

     In accounting for its stock option plans, the Company remains under the expense recognition provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" but follows the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation". No compensa- tion expense was recognized in 1998, 1999 or 2000 for options granted under these plans.

     Had compensation expense for stock options granted under the Company's stock option plans been determined based on the fair value at the grant date consistent with the method required by SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 1998 and 1999 would have been as shown below. There would have been no effect on the Company's net income or earnings per share for the year ended December 31, 2000.

                                                1998                     1999
                                             ----------               ----------
     Net income:
         As reported                         $5,923,000               $6,793,000
         Pro forma                           $5,884,000               $6,777,000
     Diluted earnings per share:
         As reported                         $     2.04                    $2.48
         Pro forma                           $     2.03                    $2.47

     The fair value of each option granted in 1996 was estimated using a binomial option pricing model which is a modification of the Black-Scholes option pricing model, with the following assumptions for 1996: risk free interest rate of 6.25%, volatility of 18.0%, expected dividend yield of 1.1% and expected life of 10 years.

     A summary of the status of the Company's outstanding options as of December 31, 1998, 1999 and 2000, and changes during the years ending on those dates is presented below:

                             1998                     1999                     2000
                   ----------------------   ------------------------  ----------------------
                                 Weighted                   Weighted                Weighted
                                  Average                   Average                  Average
                     Options     Exercise     Options       Exercise    Options      Exercise
                   Outstanding     Price    Outstanding      Price    Outstanding     Price
                   -----------   --------   -----------    ---------  -----------   ---------
Beginning
   of year           79,250       $18.39       71,500       $18.38       47,000       $19.87
 Granted               --           --           --           --           --           --
 Exercised           (3,750)       15.04      (12,000)       14.05         --           --
 Forfeited           (4,000)       21.00      (12,500)       17.12       (1,500)       21.00
                     ------                   -------                    ------
 End of year         71,500        18.38       47,000        19.87       45,500        19.84
                     ======                    ======                    ======
 Options exer-
   cisable at
   year-end          51,000        17.37       37,250        19.58       45,500        19.84
                     ======                    ======                    ======

     The following table summarizes information about the Company's outstanding stock options at December 31, 2000:

                 Number                  Remaining            Average             Number
              Outstanding                Contractual          Exercise          Exercisable
              at 12/31/00               Life  in Years          Price           at 12/31/00
              -----------               --------------        --------          -----------
                 8,000                       1.1               14.38              8,000
                37,500                       5.1               21.00             37,500
                ------                                                           ------
                45,500                                                           45,500
                ======                                                           ======


     COMMON STOCK REPURCHASES

     During 1998, 1999 and 2000, the Company repurchased 58,800, 267,600 and 165,100 shares of its common stock, respectively. The Company was holding 646,000 and 811,100 of these shares in treasury as of December 31, 1999 and 2000, respectively.

     PREFERRED STOCK

     Preferred stock, no par value, $424.30 stated value, 10,000 shares authorized; no shares issued or outstanding at December 31, 1999 or December 31, 2000. The Company also has 3,000,000 shares of $.01 par value preferred stock which is authorized and unissued.

9.   EARNINGS PER SHARE

     The computations for basic and diluted earnings per share are as follows:

                                                  Year Ended December 31,
                                              -------------------------------
                                                1998        1999        2000
                                               ------      ------      ------
                                            (in thousands except per share amounts)
     Basic:
     Net income                                $5,923      $6,793      $4,339
     Weighted average shares outstanding        2,895       2,738       2,485
     Basic earnings per share                  $ 2.05      $ 2.48      $ 1.75

     Diluted:
     Net income                                $5,923      $6,793      $4,339
     Weighted average shares outstanding        2,895       2,738       2,485
     Plus incremental shares from assumed
        conversion of stock options                 9           5           2
                                               ------      ------      ------
     Weighted average shares
        outstanding-adjusted                    2,904       2,743       2,487
                                               ======      ======      ======
     Diluted earnings per share                $ 2.04      $ 2.48      $ 1.74
                                               ======      ======      ======

10.  BENEFIT PROGRAMS

     Mutual maintains a capital accumulation plan which is a profit sharing plan under Section 401(a) of the Internal Revenue Code that covers all employees who have completed six months of service. Mutual matches at least 15% and up to 100% of employee contributions, based on the combined net operating profits of Mutual and MNH. Additional contributions may be made at the discretion of the Board of Directors of Mutual. Under the terms of the management agreement, the Company's portion of the total contribution was $554,000, $580,000 and $606,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

11.  COMMITMENTS AND CONTINGENCIES

     MNH, like many other property and casualty insurance companies, is subject to environmental damage claims asserted by or against its insureds. Management is of the opinion that based on various court decisions throughout the country, such claims should not be recoverable under the terms of MNH's insurance policies because of either specific or general coverage exclusions contained in the policies. However, there is no assurance that the courts will agree with MNH's position in every case, nor can there be assurance that material claims will not be asserted under policies which a court will find do not explicitly or implicitly exclude claims for environmental damages. Management, however, is not aware of any pending claim or group of claims which would result in a liability that would have a material adverse effect on the financial condition of MNH.

     In addition to the foregoing, MNH is a defendant in a number of other legal proceedings in the ordinary course of its business. Management of the Company is of the opinion that the ultimate aggregate liability, if any, resulting from such proceedings will not materially affect the financial condition of MNH or the Company.